UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Personalis, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

71535D106

(CUSIP Number)

Andrew Polovin

600 West Chicago Avenue, Suite 510

Chicago, Illinois 60654

(800) 976-5448

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71535D106	13D	Page 1 of 9 pages

1	Names of Reporting Persons Tempus AI, Inc.

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,218,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,218,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,218,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.1%
14	Type of Reporting Person CO

CUSIP No. 71535D106	13D	Page 2 of 9 pages

1	Names of Reporting Persons Eric Lefkofsky

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO, PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 150,000
	8	Shared Voting Power 9,218,800
	9	Sole Dispositive Power 150,000
	10	Shared Dispositive Power 9,218,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,368,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person IN

CUSIP No. 71535D106	13D	Page 3 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Personalis, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 6600 Dumbarton Circle, Fremont, California 94555.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) Tempus AI, Inc. (“Tempus”)

(2) Eric Lefkofsky

Tempus is organized under the laws of the State of Delaware. Mr. Lefkofsky is a citizen of the United States. The business address for both Reporting Persons is 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654.

Tempus is a publicly traded technology company focused on the practical application of artificial intelligence in healthcare. Mr. Lefkofsky’s present principal occupation is Chief Executive Officer, Founder and Director of Tempus. Mr. Lefkofsky is the controlling stockholder of Tempus and as such, may be deemed to have beneficial ownership of the securities held of record by Tempus.

Information with respect to the directors and officers of Tempus (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 28, 2023, Tempus acquired the Warrants (as defined in Item 4 below) from the Issuer in consideration of Tempus’ obligations to the Issuer under a commercialization and reference laboratory agreement (the “Commercialization Agreement”).

In addition, on August 10, 2022 and November 21, 2022, Mr. Lefkofsky used personal funds to purchase 150,000 shares of Common Stock in aggregate in a series of open market transactions at a weighted average price of $3.70 per share.

CUSIP No. 71535D106	13D	Page 4 of 9 pages

Item 4.	Purpose of Transaction.

The Commercialization Agreement and Warrant Agreements

On November 25, 2023 (the “Effective Date”), the Issuer and Tempus entered into the Commercialization Agreement pursuant to which Tempus agreed to market the Issuer’s NeXT Personal® Dx assay (the “Assay”) in the United States and the Issuer agreed to conduct development activities to validate the Assay in breast cancer, lung cancer and immuno-oncology monitoring indications (the “Indications”). The term of the Commercialization Agreement is five years from the Effective Date, which may be extended for successive one-year renewal terms upon the parties’ mutual agreement (the “Term”).

In consideration of Tempus’ obligations to the Issuer under the Commercialization Agreement, on November 28, 2023, the Issuer issued to Tempus (1) a warrant to purchase up to 4,609,400 shares of the Issuer’s Common Stock at an exercise price per share of $1.50, with an expiration date of December 31, 2024 (the “First Warrant”), and (2) a warrant to purchase up to 4,609,400 shares of Common Stock at an exercise price per share of $2.50, with an expiration date of December 31, 2025 (the “Second Warrant” and, together with the First Warrant, the “Warrants”). The Warrants are exercisable for cash at any time prior to the applicable expiration date, may be net exercised in certain circumstances, and will be automatically net exercised in connection with a change of control of the Issuer if the value ascribed to the consideration to be paid for one share of Common Stock in such change of control is greater than the applicable exercise price. The number of shares issuable upon exercise of the Warrants and the exercise prices of the Warrants are subject to adjustment by reason of stock dividends, splits, recapitalizations, reclassifications and the like. If Tempus acquires any shares of Common Stock directly from the Issuer other than by exercising the Warrants (any such shares, “Non-Warrant Shares”), then the total number of shares issuable upon exercise of the Warrants will be reduced by the Non-Warrant Shares on a share-for-share basis, proportionally between the First Warrant and the Second Warrant based on how many shares are then underlying the Warrants.

Under the Commercialization Agreement, Tempus agreed to certain customary standstill restrictions that apply (a) whenever Tempus (together with its affiliates) owns at least 9,218,800 shares of Common Stock until the parties’ exclusivity obligations expire or terminate pursuant to the terms of the Commercialization Agreement and (b) from the Effective Date through the first anniversary of the Effective Date, to the extent the parties’ exclusivity obligations expire or terminate under the Commercialization Agreement and Tempus (together with its affiliates) owns at least 5% of the outstanding shares of Common Stock. These standstill restrictions are subject to suspension in certain cases set forth in the Commercialization Agreement. In addition, the Issuer has agreed to notify Tempus in certain circumstances if the Issuer is pursuing a change of control transaction for the Issuer.

With respect to any shares it acquires from exercising the Warrants, Tempus also agreed to certain voting commitments under the Commercialization Agreement. These voting commitments require Tempus to vote any shares it acquires from exercising the Warrants in accordance with the recommendations of the majority of the Issuer’s board of directors, and generally apply to director nominations for any meeting of the Issuer’s stockholders occurring on or before December 31, 2025, various compensation-related matters, and ratification of auditors. These voting commitments terminate on the later of (i) the expiration or termination of the parties’ exclusivity obligations under the Commercialization Agreement and (ii) the first anniversary of the Effective Date.

CUSIP No. 71535D106	13D	Page 5 of 9 pages

The foregoing descriptions of the Commercialization Agreement, the First Warrant and the Second Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Tempus filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) on December 5, 2023 (the “Schedule 13G”) with respect to its investment in the Issuer. Mr. Lefkofsky is the controlling shareholder of Tempus and as such, may be deemed to have beneficial ownership of the securities held of record by Tempus.

The Reporting Persons are filing this Schedule 13D at this time because the Reporting Persons desire to, and expect to seek from time to time to, engage in discussions with management and the Board of Directors of the Issuer (the “Board”) regarding, among other things, potential commercial, strategic, and/or financing transactions involving the Issuer, including to accelerate the commercialization of the Issuer’s minimal residual disease (MRD) assays. Such transactions could result in additional investments in, or other transactions with, the Issuer and, in that regard, could be viewed to have a purpose or effect of changing or influencing control of the Issuer. There can be no assurance that the Reporting Persons will ultimately pursue any such commercial, strategic, and/or financing transactions, or any other transactions involving the Issuer, or that any such transactions will be entered into at all.

Subject to the standstill provisions agreed to by Tempus pursuant to the Commercialization Agreement and described above, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties regarding, or encourage, cause or seek to cause the Issuer or such persons to consider or explore, other extraordinary corporate transactions, including in circumstances in which the standstill provisions agreed to by Tempus pursuant to the Commercialization Agreement and described above permit confidential discussions with the Issuer or such persons or in which the standstill provisions have been suspended in accordance with the terms thereof.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. 71535D106	13D	Page 6 of 9 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 51,938,839 shares of Common Stock outstanding as of April 29, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 8, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tempus AI, Inc.	9,218,800	15.1%	0	9,218,800	0	9,218,800
Eric Lefkofsky	9,368,800	15.3%	150,000	9,218,800	150,000	9,218,800

The securities reported herein represent shares of Common Stock issuable upon exercise of the Warrants held of record by Tempus. Mr. Lefkofsky is the controlling stockholder of Tempus and as such, may be deemed to have beneficial ownership of the securities held of record by Tempus.

In addition, Mr. Lefkosky is the record holder of 150,000 shares of Common Stock.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 71535D106	13D	Page 7 of 9 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Commercialization Agreement, the First Warrant and the Second Warrant and is incorporated herein by reference. The Commercialization Agreement, the First Warrant and the Second Warrant are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Commercialization and Reference Laboratory Agreement, between Personalis, Inc. and Tempus Labs, Inc., dated November 25, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 28, 2023)

3	Warrant to Purchase Shares of Common Stock of Personalis, Inc., dated November 28, 2023, and expiring December 31, 2024 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 28, 2023)

4	Warrant to Purchase Shares of Common Stock of Personalis, Inc., dated November 28, 2023, and expiring December 31, 2025 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 28, 2023)

CUSIP No. 71535D106	13D	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024

Tempus AI, Inc.

By:	/s/ Andrew Polovin
Name:	Andrew Polovin
Title:	General Counsel

Eric Lefkofsky

/s/ Eric Lefkofsky

CUSIP No. 71535D106	13D	Page 9 of 9 pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Tempus AI, Inc. are set forth below. Unless otherwise indicated, the address for each of the individuals listed in the table below is c/o Tempus AI, Inc., 600 West Chicago Avenue, Suite 510 Chicago, Illinois 60654.

Name	Present Principal Occupation or Employment	Citizenship
Eric Lefkofsky	Chief Executive Officer, Founder and Director	United States
Ryan Fukushima	Chief Operating Officer	United States
Erik Phelps	Executive Vice President, Chief Administrative and Legal Officer and Assistant Secretary	United States
Andrew Polovin	Executive Vice President, General Counsel and Secretary	United States
James Rogers	Chief Financial Officer	United States
Peter J. Barris	Director	United States
Eric D. Belcher	Chief Executive Officer of Numerator, Inc.	United States
Jennifer A. Doudna, Ph.D.	Professor of Biochemistry & Molecular Biology at the University of California, Berkeley	United States
David R. Epstein	Director	United States
Wayne A.I. Frederick, M.D.	Director	United States
Scott Gottlieb, M.D.	Partner, New Enterprise Associates, Inc.	United States
Theodore J. Leonsis *	General Partner, Revolution Growth Founder, Chairman, Majority Owner, and Chief Executive Officer of Monumental Sports & Entertainment, LLC	United States
Nadja West, M.D.	Director	United States

* The address for Mr. Leonsis is 1717 Rhode Island Ave., NW, 10th Floor, Washington, DC 20036